

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 7010

September 7, 2006

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re: **Alternative Construction Company, Inc.**
 Registration Statement on Form SB-2
 Amended August 25, 2006
 File No. 333-128191

Dear Mr. Hawkins:

 We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that your next amendment includes updated consents from Neiman-Ross Associates, Inc. and Stenton Leigh Valuation Group, Inc.

Cash and Sources of Liquidity, page 18

2. We note your response to comment 1 of our August 16, 2006 letter; however, please revise your prospectus to state the nature, written or verbal, of the agreement by Avante Holding Group, Inc. to guarantee the credit line with Phoenix Metals, Inc. We also note your response to this comment that references to Mr. Hawkins have been removed. The resulting implication that Mr. Hawkins does not personally guarantee the credit line is inconsistent with the clear statement on page F-17 that *"The CEO of the Company has personally guaranteed several obligations. In addition to the various notes identified above, he has also personally guaranteed the Company payable balance with Phoenix Metals, Inc. Additionally, Avante Holding Group, Inc. of which Mr. Hawkins is the CEO, has personally guaranteed the Company payable balance with Dow Chemical, Inc."* Please disclose clearly, if true, that Mr. Hawkins personally guarantees your supply contracts and file any agreement as an exhibit. In this regard, we note your earlier response to comment 25 of our April 25, 2006

letter that the guarantee was attached as Exhibit 10.23. However, this exhibit does not appear to be a guarantee of any sort. Please advise.

Legal Proceedings, page 26

3. Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the proceedings with New Millenium Enterprises. Please revise to clarify. In addition, if a material loss is reasonably possible, provide the additional disclosures required by SFAS 5.

Selling Shareholders, page 30

4. Footnote (11) "New Millennium Enterprises Associates shares underlying convertible debt" on page 32 does note appear to correspond to anything. Please delete this.

Warrants and Stock Options, page 35

5. We have reviewed your response to our prior comment five as well as the valuation report of Stenton Leigh Valuation Group, Inc. and have the following additional comments:
    *   We note that a stock price input value ranging from $0.00 per share to $0.12 per share was used in your Black-Scholes Model. These values appear too low and are inconsistent with the valuation of your other equity instruments. In this regard, we note that you have granted common stock options with exercise prices ranging from $0.25 per share to $0.75 per share and that you have disclosed that these options were granted at fair value. We further note that you have several convertible debt instruments and that these instruments have conversion prices ranging from $0.50 per share to $2.65 per share. These transactions would indicate that the stock price input value in your Black-Scholes calculation should be substantially higher. This, in turn, would result in an increased fair value of your warrants that should be expensed in your statement of operations.
    *   We note that you state that some of the warrants were issued as an inducement to provide financing or refinancing of debt. Please tell us how you have considered whether the debt was issued at a discount and whether the relative fair value of the warrants should be accreted as interest expense over the term of the debt. Reference APB 14.

Financial Statements for the period ended June 30, 2006
Consolidated Statement of Operations, page 4

6. We note that you have separately presented basic and diluted net loss per share. As previously indicated, in situations where the inclusion of dilutive securities in the computation of diluted EPS would have an antidilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of your statement of operations should be the same number as the basic weighted average common shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in the diluted earnings per share because their effect would be anti-

dilutive should be disclosed in a footnote to the financial statements. Reference paragraphs 38 and 40c of SFAS 128. Please update your Consolidated Statement of Operations and Deficit as well as your disclosure in Note 10 on page 19 and in Note 13 on page 21.

Note 11. Income Taxes, page 20

7. Given that you state that your deferred tax assets are offset by a 100% valuation allowance, it is unclear to us why you have recorded deferred tax assets on your June 30, 2006 balance sheet and why you have recognized an income tax benefit in your statement of operations for the six month period ended June 30, 2006. Please explain.

Financial Statements for the period ended December 31, 2005
Consolidated Statement of Cash Flows, page F-6

8. We note your response to our prior comment seven. It is unclear to us why you have combined the net loss for your predecessor with the amounts relating to the acquisition of property, plant and equipment. Amounts relating to the purchase price paid for ACT and QMS should be reflected as a separate line item within investing cash flows and be shown net of any cash received.

Note 13. Stock Option Plan, page F-20

9. Based upon your response to comment number 15 in your letter dated August 1, 2006, it appears that the $5,000 you have included as a pro forma charge relating to your stock options actually relates to your warrants. Please revise or clarify.

10. We have reviewed your Black Scholes valuation of your stock options and note that it includes a stock input price that is substantially lower than the grant price of your options. Given your disclosure that the options have been granted at fair value, it is unclear to us why a value lower than the grant price was used. Please clarify. In addition, a stock input price that is the same as the option grant price would result in a higher proforma expense for the year ended December 31, 2005. In addition, in fiscal 2006, the expense related to unvested options should be amortized over the remaining option term and the appropriate periodic expense should be included in your statement of operations in accordance with FAS 123R.

Exhibits

11. Please file a fully executed copy of exhibit 10.22 as the last name of the signatory does not appear on the exhibit.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Thomas G. Amon
        (212) 810-2427